Exhibit 99.1

TGI Fridays and Allegro Merger Corp. Announce Merger

Casual Restaurant Chain to Be Publicly Listed

NEW YORK, NY and DALLAS, TX , Nov. 08, 2019 (GLOBE NEWSWIRE) -- Privately held TGIF Holdings, LLC (“TGIF” or “Fridays”) and Allegro Merger Corp. (NASDAQ: ALGR, ALGRU, ALGRR, and ALGRW) (“Allegro”) today jointly announced that they have signed a definitive agreement for a business combination transaction (“Business Combination”), which would result in Fridays becoming a publicly listed company. Allegro is a publicly traded special purpose acquisition company (“SPAC”).

Transaction Overview

At closing, TGIF’s holders will receive a combination of cash and stock valued at $30 million and Allegro will assume approximately $350 million of net debt.  The majority owners of TGIF, funds managed by TriArtisan Capital Advisors LLC (“TriArtisan”), expect to exchange a majority of their ownership in the TGIF business for shares of Allegro and significant holder MFP Partners, L.P. (“MFP”), led by Michael F. Price, intends to exchange all of its ownership in the TGIF business for shares of Allegro.  TGIF’s existing holders may receive an additional two million shares of Allegro common stock contingent upon achievement of specified post-closing performance metrics of the business.  The pro forma valuation of the combined business, assuming a $10.16 stock price, represents a relative discount to comparable publicly traded dining concepts.  This transaction is expected to allow the TGIF business to delever its balance sheet and provide it with the capital to fund future growth.

Fridays Overview

•	Leader in international franchising with more than half of its approximately 840 restaurants located outside of the U.S.

•	83% of TGIF’s restaurants are franchised, and franchising and licensing account for over 70% of total profitability

•	Significant consumer packaged goods licensing stream

•	Experienced management team led by former Ignite, Au Bon Pain and Ruby Tuesday CEO and longtime Fridays veteran, Ray Blanchette

Fridays is an American casual dining bar and grill concept founded in 1965, with locations in over 55 countries, including 442 international franchised units and 396 domestic units (144 company owned and 252 franchised).  System-wide sales for the twelve months ended September 30, 2019 were approximately $2.0 billion and the average annual unit volume (AUV) was approximately $2.7 million.  Within the past year, Fridays has made substantial improvements to its management team, bringing in CEO Ray Blanchette, a 19-year Fridays veteran who previously led the successful turnaround and subsequent IPO of Ignite Restaurant Group.  Subsequently, Mr. Blanchette brought both John Neitzel and Jim Mazany back to Fridays to run franchising and company stores, respectively.  With these additions to the management team and the new operating plan in place, we believe Fridays is poised to regain its position as a leader in the bar and grill space.

TGIF and Allegro’s Boards of Directors have unanimously approved the merger agreement and Allegro’s Board recommends that its stockholders approve the transaction. Allegro intends to hold a shareholders meeting to extend the investment period of the SPAC to March 31, 2020, following which it will call and convene a special meeting of shareholders to approve the Business Combination and related matters.  Completion of the Business Combination is subject to approval of the Allegro shareholders and certain customary closing conditions, including a $30 million minimum cash closing condition. The Business Combination is expected to close in the first quarter of 2020.

“Allegro’s Board and I believe that Fridays is an unparalleled iconic international brand and we are excited to be able to bring this opportunity to our shareholders” said Eric Rosenfeld, Allegro’s CEO.  “Fridays’ highly predictable stream of franchise and licensing revenue is very attractive and we believe that Fridays provides a compelling value to our shareholders,” he added.

Rohit Manocha, Managing Director and co-founder of TriArtisan, said “TGI Fridays is a global, iconic brand with a top tier, highly engaged management team. Coupled with the right capital structure, we believe the brand is ideally positioned to take advantage of the rising demands of our guests. TGI Fridays’ bar heritage is unique and creates a point of distinction in this mature segment of casual dining.”

“The first order of business when I took over this company was to bring in the best talent to improve operations and innovation,” said Ray Blanchette, CEO of Fridays. “This transaction is the next significant strategic move, and will allow us to gain public company status and access incremental equity capital to accelerate the rejuvenation of this iconic global brand,” said Ray Blanchette.

For additional information on the Business Combination, see Allegro’s Current Report on Form 8-K, which will be filed promptly and which can be obtained, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

For the purposes of this transaction, Allegro is represented by Graubard Miller and TGIF is represented by Ropes & Gray LLP.  Cantor Fitzgerald and Piper Jaffray & Co. are acting as capital market advisors to Allegro.

Conference Call
Messrs. Rosenfeld, Manocha and Blanchette will host a conference call on Monday, November 11, 2019, at 9:00 am Eastern Standard Time to discuss the transaction.

We encourage participants to pre-register for the conference call using the following link http://dpregister.com/10136881.  Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator.  Participants may pre-register at any time, including up to and after the call start time.  A recorded webcast of this presentation will also be available at www.allegromergercorp.com.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. The words “believe”, “expect”, “intend”, “plan”, “potential”, and similar expressions are intended to identify forward-looking statements, and these statements may relate to the merger transaction. These statements involve a number of known and unknown risks, which may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. These risks include uncertainties about Allegro’s ability to complete the Business Combination; the business and operations of Fridays following completion of the Business Combination and other matters discussed in the “Risk Factors” section of Allegro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and any updates thereto in subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The forward-looking statements in this press release speak as of the date of this release. Although Allegro may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so except as required by securities laws.

IMPORTANT INFORMATION FOR STOCKHOLDERS

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Allegro and TGIF.

In connection with the proposed Business Combination, Allegro intends to file with the SEC a definitive proxy statement. The definitive proxy statement for Allegro (if and when available) will be mailed to stockholders of Allegro. ALLEGRO STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Allegro stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Allegro and TGIF, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC will also be made available free of charge by contacting Allegro using the contact information below.

PARTICIPANTS IN SOLICITATION

Allegro and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Allegro’s stockholders in connection with the Business Combination.  Stockholders are urged to carefully read the proxy statement regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Allegro’s stockholders in connection with the Business Combination will be set forth in the proxy statement when it is filed with the SEC.  Information about Allegro’s executive officers and directors will be set forth in the proxy statement relating to the Business Combination when it becomes available. You can obtain free copies of these and other documents containing relevant information at the SEC’s web site at www.sec.gov or by directing a request to the address or phone number set forth below.

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About Allegro Merger Corp.

Allegro (NASDAQ: ALGR) was incorporated in Delaware on August 7, 2017 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities. On July 6, 2018, Allegro consummated its initial public offering (“IPO”) of 14,950,000 units, each unit consisting of one share of common stock, one right convertible to 1/10 of a common share and one warrant to purchase one common share, and a simultaneous private placement of units to certain initial stockholders and Cantor Fitzgerald & Co., the representative of the underwriters in the IPO.

About TriArtisan

TriArtisan Capital Advisors is an established, New York-based private equity investing firm. TriArtisan's flexible institutional capital allows it to invest in companies requiring a broad range of investment needs, including leveraged buyouts, growth equity investments, spin-offs, carve-outs, roll-ups, recapitalizations and restructurings. In each of its investments, TriArtisan partners with high quality management teams to support them in achieving returns for its institutional and management partners. Selected recent TriArtisan investments include P.F. Chang’s, Mears Transportation and Energysolutions.

For further information, please contact:

Allegro Merger Corp.
777 Third Avenue, 37th Floor,
New York, New York 10017
Attention: David Sgro
+ 1 (212) 319 7676
dsgro@crescendopartners.com